SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

March 7, 2018

Via EDGAR

Sonia Gupta Barros

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	Essential Properties Realty Trust, Inc.

Draft Registration Statement on Form S-11

Originally Submitted January 25, 2018

CIK No. 0001728951

Dear Ms. Barros:

On behalf of Essential Properties Realty Trust, Inc. (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”) an amended version (“Amendment No. 1”) of the Company’s draft Registration Statement on Form S-11 (the “Registration Statement”). Amendment No. 1 has been marked to show all changes made to the initial draft Registration Statement, which was confidentially submitted to the Commission on January 25, 2018.

Set forth below are the Company’s responses to the comments from the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the initial draft Registration Statement, as set forth in the Staff’s letter dated February 26, 2018. The responses follow each comment and, where applicable, include page references to the prospectus forming part of Amendment No. 1 indicating where disclosure has been modified in response to the Staff’s comment. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in Amendment No. 1.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

At this time, the Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. The Company undertakes to provide supplementally to the Staff any such written communications that it determines to present, or authorizes a person to present on the Company’s behalf, to potential investors in connection with the offering in reliance on Section 5(d) of the Securities Act.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company undertakes to provide any additional graphics, maps, photographs and related captions or other artwork, including logos, to the Staff prior to any distribution of such materials to any prospective investors.

Prospectus Summary

3.	We note your disclosure on page 4, stating that as of September 30, 2017, exclusive of your GE Seed Portfolio, 94.0% of your portfolio’s annualized base rent was acquired from parties who had previously engaged in one or more transactions that involved a member of your senior management team. We further note your disclosure on page 7 that, as of September 30, 2017, exclusive of your GE Seed Portfolio, approximately 60% of your investments were sourced from operators and tenants who had previously consummated a transaction involving a member of your management team. Please revise to reconcile these statements or advise us why no reconciliation is necessary.

The disclosures referenced in the Staff’s comment are intended to convey two separate points: first, that 90.9% of the Company’s annualized base rent as of December 31, 2017 was acquired from a broad group of participants in the net lease industry (including operators, tenants, brokers, intermediaries and financing sources) who had previously engaged in one or more transactions that involved a member of the Company’s senior management team and, second, that 56% of the Company’s investments were sourced from a narrower group, consisting solely of operators and tenants, who had previously consummated a transaction involving a member of the Company’s management team. Clarifying disclosure has been added on page 4 and elsewhere throughout the prospectus indicating the principal components of the broader group of industry participants intended to be captured by the first metric.

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

Our Company, page 1

4.	We note your statement, here and elsewhere, that your average investment per property was $1.8 million. Please revise to explain how you calculate investment per property.

The Company has added explanatory disclosure on page 2 and elsewhere throughout the prospectus in response to the Staff’s comment.

Growth Oriented Balance Sheet Supporting Scalable Infrastructure, page 4

5.	It appears that you intend to disclose the ratio of net debt to your earnings before interest, taxes, depreciation and amortization. Please revise your filing to include the applicable disclosures and reconciliations in accordance with Item 10(e) of Regulation S-K. Your revision should address both inputs into this ratio.

The Company has revised the disclosure on page 4 and elsewhere throughout the prospectus in response to the Staff’s comment, including the addition of reconciliations and related disclosures in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

6.	We note your disclosure that your “Class A Notes and Class B Notes of each series have been rated “A” and “BBB,” respectively, by each of S&P Global, Inc. and Kroll Bond Rating Agency, Inc. for structured finance products.” Please file the consents for each of S&P Global, Inc. and Kroll Bond Rating Agency, Inc., as required by Securities Act Rule 436, or advise us why no consents are required. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05.

The Company notes the Staff’s comment and has revised its disclosure to remove references to credit ratings on pages 4, 8, 120, 124 and 142 of the prospectus. The disclosure of the ratings previously assigned to securities issued by the Master Trust Funding vehicle has been retained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Certain Debt—Master Trust Funding” (see page 94). In this context, the disclosure relates to the Company’s ability access to certain types of long-term debt

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

capital and the cost thereof. To clarify this, disclosure has also been added indicating that the Company’s cost of future debt financing will depend, in part, on any future credit ratings and that there can be no assurance that the Company will be able to obtain ratings similar to those that it has obtained for securities previously issued by the Master Trust Funding vehicle. Accordingly, the Company respectfully submits that the disclosure is “issuer disclosure-related ratings information” as described in the Commission’s Securities Act Rules Compliance and Disclosure Interpretations question 233.04 and that consents from the rating agencies are therefore not required pursuant to Rule 436 under the Securities Act.

Lease Expiration Risk, page 11

7.	In your tables on pages 12 and 127, you have made an assumption with respect to CPI when rent escalates by the lesser of a stated fixed percentage or CPI. Please tell us your basis for this assumption.

The Company has revised its disclosure on pages 12 and 134 in response to the Staff’s comment. As described more fully below in response to the Staff’s comment number 12, the Company believes that an assumed rate of change in the CPI of 1.5% is reasonable and appropriately conservative, given the greater rates of change experienced during the one, three and 10 year periods ended December 31, 2017.

Historical Acquisitions and Dispositions, page 13

8.	Please revise your disclosure to describe “% of financial reporting.”

The Company has added the requested disclosure on pages 13 and 137 of the prospectus in response to the Staff’s comment.

Distribution Policy, page 64

9.	Please explain to us why you believe it is unnecessary to include a deduction for estimated recurring capital expenditures from your estimated cash available for distribution for the year ending December 31, 2018.

The Company has revised its disclosure on pages 68 and 69 of the prospectus by adding a deduction for estimated recurring capital expenditures and a related explanatory footnote in response to the Staff’s comment.

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

10.	We note your pro forma net income for the year ended December 31, 2017 includes the impact from tenant construction reimbursement obligations. Please revise to reflect the cash expenditures for any related tenant construction that you expect to incur in the next 12 months. Alternatively, tell us why you determined such an adjustment is not necessary.

The Company has revised its disclosure on pages 68 and 69 of the prospectus by adding a deduction for expected tenant construction reimbursement obligations and a related explanatory footnote in response to the Staff’s comment.

11.	We note your table reflects increases for new leases and renewals as well as reflects the assumption that certain leases will renew. Please tell us how you determined it was unnecessary to include an adjustment for estimated leasing costs related to new leases and lease renewals.

The Company has revised its disclosure on pages 68 and 69 of the prospectus by adding a deduction for estimated leasing and brokerage costs and a related explanatory footnote in response to the Staff’s comment.

12.	We note your footnote (1) on page 66. We further note your assumption that 2018 CPI would increase at the same rate of change as occurred between January 1, 2017 and December 31, 2017. Please tell us why you believe this assumption is appropriate.

The Company has revised its disclosure on page 68 of the prospectus to assume that the rate of change in the CPI for 2018 will be 1.50%. The Company believes that this is a reasonable assumption and appropriately conservative, as this rate of increase is lower than the average annual change in CPI for each of the one, three and 10 year periods ended December 31, 2017. The Company notes that if the CPI increase is higher than assumed, its rents will increase. Moreover, the Company has advised us that this assumption is more conservative than an assumption based on the 2.11% increase experienced during 2017 and that the 1.50% increase is consistent with its internal budgeting. Disclosure has also been added in footnote (1) to indicate that there can be no assurance as to the actual change in the CPI.

13.	We note your footnote (2) on page 66. We further note your assumption that the current tenants will renew their leases if the rent coverage ratio is 1.0x or greater. We also note your disclosure on page 132 that leases with rent coverage from 1.0x to 1.5x have a 50% lease rejection probability. Please tell us your basis for using this assumption. In your response, please tell us why you did not use a three-year historic retention rate to determine this adjustment. Please address your limited operating history and how you determined it was appropriate to include any renewal assumptions.

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

The Company has revised the disclosure pursuant to the Staff’s comment to indicate that it is assuming renewals at current rates for expiring leases where it has no knowledge of an intent not to renew the lease and the coverage ratio is 1.5x or greater. The Company has six leases scheduled to expire during 2018 that collectively contribute approximately 0.7% of its annualized base rent. The Company does not expect three of these leases, contributing approximately $230,900 of its annualized base rent, to be renewed. The remaining three leases have rent coverage ratios of 1.50x or greater, and, based on its management team’s experience, the Company believes that there is a high probability that these leases will be renewed. The Company respectfully submits that this is appropriate in light of, and consistent with, its disclosure under “Business and Properties—Effective Default Risk and Lease Rejection Risk—Risk of Lease Rejection,” regarding its estimated probability of lease rejection in bankruptcy of 10% where rent coverage is 1.5x-2.0x. Given its limited operating history (operations commenced on March 30, 2016), the Company is unable to use a three-year historic retention rate. However, the Company believes that its assumptions are consistent with its experience with the leases scheduled to expire in 2018, the performance of the related assets and the significant experience that its senior management team has with owning and leasing similar assets (over 20 years of experience for each of the two senior most members of the team). The Company has advised us that it does not expect to incur any leasing costs (e.g. brokerage or tenant improvement allowances or other concessions) in connection with the leases that it expects to renew with existing tenants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 84

14.	We note you have listed multiple factors that resulted in an increase in your rental revenue. Please revise your filing to separately quantify the impact from each factor. Please apply this comment to your discussion of your changes in expenses, as applicable.

The Company notes the Staff’s comment and has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operation” to separately quantify the impact of multiple factors that contributed materially to period-over-period changes.

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

Indebtedness to be Outstanding after this Offering, page 86

15.	We note your disclosure elsewhere that the notes underlying the Master Trust Funding Program are secured by a pool of 353 of your properties and the related leases. Please expand your disclosure to describe these properties and leases in greater detail, including any relevant classes or groups that characterize these properties and leases. See Item 14(b) and Instruction 2 of Form S-11.

The Company has added additional disclosure on page 94 of the prospectus in response to the Staff’s comment. The Company notes its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Certain Debt—Master Trust Funding Program” and, in particular, the sub-sections captioned “—Maturity and Interest” and “—Prepayment.” For clarity, the Company has also added a cross reference to this section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Indebtedness to be Outstanding after this Offering.” The Company has advised us that none of its properties has a book value amounting to 10% or more of its total assets or contributed 10% or more of its gross revenue for the year ended December 31, 2017.

GE Seed Portfolio “Same Store” Information, page 87

16.	We note your disclosure of contractual base rent for the GE Seed Portfolio. Please revise your disclosure to clarify how you derived contractual base rent. Your revisions should address, but not necessarily be limited to, the impact of any free rent periods.

The Company has revised its disclosure on page 91 of the prospectus in response to the Staff’s comment.

17.	Please revise to clarify the meaning of participating rent.

The Company has added the requested disclosure on page 91 of the prospectus in response to the Staff’s comment.

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

Liquidity and Capital Resources

Unsecured Revolving Credit Facility, page 92

18.	Please provide additional disclosure regarding the material terms of your unsecured revolving credit facility, to the extent known, including the applicable interest rate, term, and financial covenants with which you must comply.

The Company has added disclosure beginning on page 96 of the prospectus in response to the Staff’s comment.

Contractual Obligations, page 93

19.	We noted you have provided a contractual obligations table on a pro forma basis. Please also include a historical contractual obligations table as required by Item 303(a)(5) of Regulation S-K.

The Company has added the requested disclosure on page 97 of the prospectus in response to the Staff’s comment.

Business and Properties

Our History, page 108

20.	We note your disclosure throughout the prospectus regarding Messrs. Mavoides’ and Seibert’s experience with Spirit Realty Capital, Inc., including your disclosure of the annualized total return to stockholders and Spirit’s relative performance compared to the S&P 500 Index, the MSCI US REIT Index and a peer group of publicly-traded REITs that invest in net lease real estate. We further note your risk factor disclosure on page 36 under the heading “The past performance of Spirit is not an indicator of our future performance.” Please also include balancing disclosure that addresses any major adverse business developments specific to Spirit and Messrs. Mavoides and Seibert during the time they were involved, as well as whether return amounts may have been impacted by general market trends or other external factors unrelated to management action.

Additional balancing disclosure has been added on pages 37, 116 and 117 of the prospectus in response to the Staff’s comment.

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

Our Real Estate Investment Portfolio, page 117

21.	We note that the definition of annualized base rent set forth under the heading “Certain Terms Used in This Prospectus” on page ii excludes the effect of abatements. Additionally, we note that this metric is used throughout the prospectus. Please revise your disclosure to discuss the role of contractual rent deferrals, abatements, tenant improvement allowances, and leasing commissions in your leases. Please also provide quantitative disclosure of these amounts if material.

The Company has advised us that it has neither agreed to any significant rent deferrals, abatements, or tenant improvement allowances, nor has it paid any significant leasing commissions. In light of this and in response to the Staff’s comment, the Company has revised its definition of “annualized base rent” to remove references to abatements.

Management

Biographical Summaries of Director Nominees and Executive Officers, page 140

22.	Please revise Mr. Gilbert’s biographical information to include the dates of his employment at the organizations listed. Additionally, we note that Messrs. Gilbert and Minella are both affiliated with Eldridge, and that Mr. Sautel is a director of CBAM Holdings, LLC, an Eldridge affiliate. Please describe briefly whether such persons have been nominated for director pursuant to an arrangement between Eldridge and the company. Refer to Item 401 of Regulation S-K.

The requested disclosure regarding Mr. Gilbert has been added in response to the Staff’s comment on page 149 of the prospectus. None of Messrs. Gilbert, Minella or Sautel was nominated as a director pursuant to an arrangement between Eldridge and the Company. As disclosed in the prospectus, in connection with the offering the Company intends to enter into a stockholders agreement with Eldridge that will provide Eldridge with certain rights, including the right to designate nominees for future election to the Company’s board of directors. See “Management—Stockholders Agreement.”

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

Executive Compensation

Narrative Disclosure Regarding Employment Agreements and Post-Termination Arrangements, page 152

23.	We note your disclosure starting on page 153 regarding your employment agreements with Messrs. Mavoides and Seibert, which have initial terms expiring on March 30, 2021. We further note your disclosure, including on page 147 under the heading “Employment Agreements,” that you plan to enter into new employment agreements with each of Messrs. Mavoides and Seibert and Ms. Hai upon completion of this offering. Please revise to reconcile these disclosures or advise us why no reconciliation is necessary.

The Company has revised its disclosure beginning on page 162 of the prospectus in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

Long-Term Incentives with EPRT Holdings, LLC, page 154

24.	We note your disclosure that certain members of your senior management team hold interests in EPRT Holdings, LLC. We further note that EPRT Holdings, LLC will continue to own a limited partnership interest in your operating partnership following this offering and the concurrent Eldridge private placements. Please identify each related person with an interest in EPRT Holdings, LLC and provide all of the other disclosures required by Item 404 of Regulation S-K.

The Company has revised its disclosure beginning on page 162 of the prospectus in response to the Staff’s comment.

Benefits to Related Persons, page 160

25.	Please name the affiliate of Eldridge who will receive proceeds from the offering to repay certain outstanding indebtedness.

The affiliate of Eldridge that will receive a portion of the net proceeds from the offering to repay certain outstanding indebtedness is a private company. As a private company, this entity has expressed a desire for the Company not to make public statements regarding its investments. The Company respectfully submits that disclosure indicating that an affiliate of Eldridge will receive a specified portion of the net proceeds from the offering provides sufficient information for an investor to make an informed investment decision and that specifying the affiliate by name does not add material additional information. Moreover, the Company notes that all of the short-term debt financing provided by this affiliate of Eldridge will be repaid with a portion of the net proceeds from the offering and that it is not expected that this entity will continue to provide this type of debt financing to the Company after completion of the offering. The type of short-term debt financing historically provided by this entity is expected to be provided

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

by the unsecured revolving credit facility that the Company expects to obtain upon completion of the offering. Given its view as to the adequacy of the disclosure, the interest of a private investor in maintaining the confidentiality of its investments and the expectation that this affiliate of Eldridge will not provide short-term debt financing to the Company after completion of the offering, the Company respectfully submits that the existing disclosure is appropriate and adequate.

Underwriting, page 219

26.	We note your disclosure, including on page 92, that affiliates of Barclays and certain of the other underwriters have provided commitments for the unsecured revolving credit facility that you expect to enter into. Please revise your disclosure in this section to address these relationships. Refer to Item 508(a) of Regulation S-K.

The Company has revised its disclosure on page 236 of the prospectus in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

27.	We note that your auditors state they audited the financial statement as of January 16, 2018 and the financial statement presents fairly the financial position of the company at January 17, 2018. We further note that the related financial statement and footnotes are dated January 17, 2018. Please amend to include an audit opinion with consistent dates.

The Company has revised its disclosure on page F-2 of the prospectus in response to the Staff’s comment.

*   *   *

Ms. Barros

United States Securities and Exchange Commission

March 7, 2018

Please do not hesitate to contact the undersigned at (212) 839-8652 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Bartholomew A. Sheehan

Bartholomew A. Sheehan

cc:	Sara von Althann, Securities and Exchange Commission

Peter M. Mavoides, Essential Properties Realty Trust, Inc.

Julian T.H. Kleindorfer, Latham & Watkins LLP

Lewis W. Kneib, Latham & Watkins LLP